Exhibit 99.1

Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

October 31, 2010 and 2009
(expressed in Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements are the responsibility of the Board of Directors and management.  The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded and that the financial records are reliable and form a proper basis for the preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee.  This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the financial statements.

The consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants, who were appointed by the shareholders.  The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America.  Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of October 31, 2010.

“John Coulter”

John Coulter,
President & Chief Executive Officer

Edmonton, Canada
February 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF TITAN TRADING ANALYTICS INC.
(A DEVELOPMENT STAGE COMPANY)

We have audited the consolidated balance sheet of Titan Trading Analytics Inc. as of October 31, 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at October 31, 2009 and for the years ended October 31, 2009 and 2008, and the cumulative totals from 2002 (inception of development stage) were audited by another firm of auditors who expressed an opinion without reservation on those statements in their report dated February 15, 2010.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
February 8, 2011

COMMENTS BY AUDITORS FOR US READERS

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated February 8, 2011, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
February 8, 2011

TABLE OF CONTENTS
PAGE
Consolidated Balance Sheets	1
Consolidated Statements of Operations and Comprehensive Loss	2
Consolidated Statements of Shareholders’ Equity	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements5 - 28	5 - 28

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Balance Sheets
 (expressed  in Canadian dollars)

	October 31,	October 31,

	2010	2009
ASSETS
CURRENT
Cash	$209,736	$83,162
Short-term investment (Note 3)	60,000	90,000
Other receivables	10,088	35,180
Prepaid expenses and deposits	37,727	27,743
	317,551	236,085
Restricted cash (Note 4)	---	2,520
Deposit	24,074	27,749
Property and equipment (Note 5)	425,468	603,043
Technology rights (Note 6)	398,000	---

	$1,165,093	$869,397

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 11)	$187,971	$181,851
Loans and advances (Note 7)	2,111	296,096
	190,082	477,947
Deferred lease inducements	76,574	99,554
Convertible debentures (Note 8)	283,509	---

	550,165	577,501

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	15,845,770	13,591,954
Warrants (Note 9)	1,901,217	1,115,875
Contributed surplus (Note 9)	2,899,907	2,276,357
Convertible debentures – equity component (Note 8)	11,564	---
Deficit accumulated in development stage	(16,888,418)	(13,537,178)
Deficit	(3,155,112)	(3,155,112)
	614,928	291,896

	$1,165,093	$869,397

Nature of Operations and Going Concern (Note 1)
Commitments (Note 12)
Subsequent Events (Note 19)

Approved by the Board:

           “John Coulter”                                                    “James Leman”
Director                                                                 Director

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(expressed in Canadian dollars)

	Years Ended October 31
	2010	2009	2008	Cumulative from 2002 (inception of development stage)

EXPENSES
Research and development (Note 11)	$873,215	$1,078,379	$871,222	$5,849,284
General and administrative (Note 11)	1,903,159	2,279,935	1,730,916	9,388,200
Amortization	177,575	186,774	147,779	833,184
Bank charges and interest, net	28,455	11,844	1,671	109,533
Loss on short-term investment	---	---	350,467	353,467
Gain on foreign exchange	(5,287)	(28,183)	(26,070)	(19,373)

Net loss and comprehensive loss for the period	$(2,977,117)	$(3,528,749)	$(3,075,985)	$(16,514,295)

LOSS PER SHARE – Basic and diluted	$(0.05)	$(0.07)	$(0.07)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	61,292,998	51,951,767	44,032,360

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
 (expressed in Canadian dollars)

	Years Ended October 31, 2010, 2009 and 2008
	Share Capital	Warrants	Contributed Surplus	Convertible Debentures - Equity	Deficit	Total
October 31, 2007	$8,795,045	$495,776	$544,682	$--	$(10,087,556)	$(252,053)

Net loss					(3,075,985)	(3,075,985)
Expired/forfeited warrants		(200,550)	200,550			---
Stock options exercised	47,905		(14,405)			33,500
Warrants exercised	733,783	(129,017)				604,766
Private placements	2,168,586	812,430				2,981,016
Warrants modified	(37,664)	37,664				---
Stock compensation expense			548,342			548,342

October 31, 2008	11,707,655	1,016,303	1,279,169		(13,163,541)	839,586

Net loss					(3,528,749)	(3,528,749)
Expired/forfeited warrants		(239,077)	239,077			---
Stock options exercised	169,120		(49,820)			119,300
Private placements	1,644,179	338,649				1,982,828
Shares issued for service	71,000					71,000
Stock compensation expense			807,931			807,931

October 31, 2009	13,591,954	1,115,875	2,276,357		(16,692,290)	291,896

Net loss					(2,977,117)	(2,977,117)
Private placements	2,266,364	626,049				2,892,413
Returned to treasury	(12,548)	(3,524)			(9,306)	(25,378)
Warrants extension		162,817			(162,817)	---
Stock compensation expense			623,550			623,550
Convertible debentures				11,564		11,564
Technology rights payment in excess of carrying value					(202,000)	(202,000)

October 31, 2010	$15,845,770	$1,901,217	$2,899,907	$11,564	$(20,043,530)	$614,928

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Years Ended October 31
	2010		2009		2008		Cumulative from 2002 (inception of development stage)
OPERATING
Net loss for the period		(2,977,117)		$(3,528,749)		$(3,075,985)		$(16,514,295)
Adjustments for non-cash items
Amortization of property and equipment		177,575		186,774		147,779		833,184
Research and development		---		71,000		---		645,235
Stock compensation expense		623,550		807,931		548,342		2,409,685
Loss on disposal of equipment		---		---		---		1,021
Amortization of deferred lease inducements		(22,980)		(15,316)		---		(38,296)
Accretion interest		1,073		---		---		1,073
Foreign exchange gain		2,469		---		---		2,469
Net changes in non-cash working capital balances: Prepaid expenses and deposits Other receivables Accounts payable and accrued liabilities		(6,309 25,092 6,120)		61,365 (35,180) 6,690		(212,138) --- (30,521)		155,265 (66,524) 381
Cash used in operating activities		(2,170,527)		(2,445,485)		(2,622,523)		(12,570,802)
INVESTING
Due from related parties		---		58,754		(58,754)		---
Loan receivable		---		---		---		(62,735)
Purchase of property and equipment		---		(47,179)		(731,147)		(980,703)
Purchase of technology rights		(600,000)		---		---		(600,000)
Proceeds from deferred lease inducements		---		114,870		---		114,870
Restricted cash		2,520		227,409		(203,972)		25,957
Short-term investment		30,000		---		140,628		(55,087)
Cash provided by (used in) investing activities		(567,480)		353,854		(853,245)		(1,557,698)
FINANCING
Issue of share capital, net of issue costs		2,892,413		2,102,128		3,619,282		13,530,618
Redemption of common shares		---		---		---		(15,000)
Loans and advances		(293,985)		(222,929)		131,836		169,731
Convertible debentures		294,000		---		---		294,000
Shares returned to treasury		(25,378)		---		---		(25,378)
Cash provided by financing activities		2,867,050		1,879,199		3,751,118		13,953,971
EFFECT OF EXCHANGE RATE CHANGES		(2,469)		(39,360)		40,940		8,848
INCREASE (DECREASE) IN CASH		126,574		(251,792)		316,290		(165,681)
CASH, BEGINNING OF PERIOD		83,162		334,954		18,664		375,417
CASH, END OF PERIOD		$209,736		$83,162		$334,954		$209,736
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest		$15,222		$12,522		$7,500		$111,364
Income taxes paid	$	---	$	---	$	---	$	---
Supplementary information: Shares issued for services	$	---		$71,000	$	---	$	---

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nature of Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993.  The Company is a development stage company that focuses on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.  Since 2002 the Company has been developing an automated trading platform.  Cumulative balances incurred in developing the automated trading platform since 2002 have been presented in the financial statements.

Going Concern

The consolidated financial statements of Titan have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $20,043,530 at October 31, 2010 (2009 - $16,692,290).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the next twelve-month period, including reducing operating losses and obtaining additional or new financing in order to advance its business plan. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2011.  However, management can provide no assurance thereon.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the Canadian dollar as the Company’s functional and reporting currency. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA, LLC and Titan Trading USA, LLC.  All significant inter-company balances and transactions have been eliminated on consolidation.

.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, with an original maturity of less than three months at the time of purchase.

Research and Development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers.  There were no development costs capitalized during the year ended October 31, 2010.

Property and Equipment

Computer equipment is recorded at cost less accumulated amortization and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost less accumulated amortization and is amortized at 20% declining balance per annum.

Leasehold improvements are recorded at cost less accumulated amortization and are amortized over the lease term.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of the assets would be written down to fair value when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Technology Rights

All rights to intellectual property and the mutual covenants and agreements related to the products of Titan (the “IP”) are recorded at the carrying value for transactions with related parties with the difference of the fair value of consideration paid recorded to deficit.  No amortization has been recorded as at October 31, 2010 as the life of the IP is indeterminable.

Deferred Lease Inducement

Lease inducements received in the form of leasehold improvement costs are amortized over the term of the lease as a reduction of rent expense.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Convertible Debentures

The Company’s convertible debentures are considered to be a compound financial instrument that contains both a debt component and an equity component.

On issuance of the convertible debentures, the fair value of the equity component is determined using the Trinomial Barrier Model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected time until conversion and risk-free interest rates. The value is recorded as equity and the remainder of the proceeds are allocated as a separate component of debt. Transaction costs are appointed between the debt and equity component based on their respective carrying amounts when the instruments are issued.

On conversion, the carrying amount of the debt component and the equity component are transferred to share capital. In the event that the instrument is settled in cash, the transaction is treated as an extinguishment of the instrument and a gain or loss on the extinguishment of the liability component is recognized in the current period operations while any gain or loss on the equity component is applied to contributed surplus.

The interest cost recognized in respect of the debt component represents the accretion of the liability, over its expected life using the effective interest method, to the amount that would be payable if redeemed.

Future Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Foreign Currency Translation

Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

2.         SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation (continued)

The Company translates the assets and liabilities of integrated foreign operations to Canadian dollars using the temporal method of translation.  Under the temporal method, monetary assets and liabilities are translated at the rate of exchange prevailing at year-end, non-monetary assets and liabilities are translated at average rates of exchange during the year, with the exception of amortization, which is translated at historical exchange rates.  Revenues and expenses are translated at the rates of exchange prevailing when the transactions occurred.  Gains and losses resulting from translation adjustments are included in operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, rates and useful lives for the amortization of property and equipment and technology rights, fair value of financial instruments, and determining the fair value of stock-based compensation and the valuation of warrants and equity portion of convertible debentures.

Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the weighted average method to determine the fair value of warrants issued.

Loss per Share

Basic loss per share is determined  by dividing net loss by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that proceeds received from such exercise would be used to repurchase common shares at the average market price during the year.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Stock-based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to share capital.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

2.         SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-monetary Transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Financial Instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss).  Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

Fair Value Hierarchy

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e, as prices) or indirectly (i.e, derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Future Accounting Pronouncements

a)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the Canadian Institute of Chartered Accountants issued Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-controlling Interests”, which replace Sections 1581, “Business Combinations”, and 1600, “Consolidated Financial Statements”.  Section 1582 is applicable for the Company’s business combinations with acquisition dated on or after November 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establish standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s financial statements for its fiscal year beginning November 1, 2011.  Early adoption of this section is also permitted.  If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

2.         SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Pronouncements (continued)

b)      International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board will require all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will be required to prepare both current and comparative financial information using IFRS.  While the conceptual framework for IFRS and Canadian GAAP are similar, there are significant differences in recognition, measurement and disclosure requirements.  While the Company has begun assessing the adoption of IFRS for the fiscal year ending October 31, 2012, the financial impact of the transition to IFRS cannot be reasonably determined at this time.

3.          SHORT-TERM INVESTMENT

Short-term investment consists of a $60,000 (2009 - $90,000) guaranteed investment certificate bearing interest at prime less 2.00%, maturing September 2, 2011.  The investment is collateral for a $60,000 (2009 - $90,000) letter of credit, which has been issued by the Company for their leased premises.

4.         RESTRICTED CASH

Restricted cash consists of amounts held in a trading account for the purpose of trading securities to test the financial trading software that the Company is developing. As at October 31, 2010 there is no restricted cash.

5.          PROPERTY AND EQUIPMENT

	2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$328,865	$222,256	$106,609	$328,865	$174,429	$154,436
Office furniture	88,349	41,643	46,706	88,349	29,877	58,472
Leasehold improvements	589,908	317,755	272,153	589,908	199,773	390,135
	$1,007,122	$581,654	$425,468	$1,007,122	$404,079	$603,043

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

6.         TECHNOLOGY RIGHTS

The Company purchased all rights to the algorithms and codes for software from a non-arm’s length party for cash consideration of $600,000.

	2010	2009

Purchase of technology rights	$600,000	$	---
Allocation of excess of exchange amount from carrying value acquired from related party to deficit	(202,000)		---

	$398,000	$	---

No amortization was taken during the year.

7.         LOANS AND ADVANCES

	2010	2009

Loan payable, is due to a Director of the Company. The loan is non-interest-bearing, unsecured and has no fixed terms of repayment	$2,111	$5,198
Advance from a third party, bears no interest, is unsecured and is due on demand	---	290,898

	$2,111	$296,096

8.         CONVERTIBLE DEBENTURES

On August 27, 2010, the Company issued $294,000 in convertible debentures. The debentures will mature on August 26, 2012 and bear interest of 12% per annum. The maturity date can be reduced to 12 months at the option of the holder. The debentures will be convertible into units at a deemed price of $0.15 per unit on or before the maturity date. Each unit consists of one common share and one share purchase warrant that is exercisable at a price of $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date. The debentures have been bifurcated into the debt and equity components as follows:

	2010	2009

Face value of convertible debentures	$294,000		$1 ---
Portion of convertible debentures allocated to equity	(11,564)		---
	282,436		---
Interest expense	1,073		---

	$283,509	$	---

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

8.         CONVERTIBLE DEBENTURES (continued)

The assumptions used to fair value the equity component of the convertible debentures are as follows:

Expected dividend rate	0%
Expected volatility	95.78%
Risk-free interest rate	1.26
Expected life of the debenture term	2 years

The present value of the contractual obligation of the convertible debentures as at October 31, 2010 is $265,000 and is calculated using the effective interest rate of 15%.

9.         SHARE CAPITAL

Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares with no par value
Preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and determine the designation, rights, privileges and conditions attached to the shares of each series.

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, October 31, 2001	9,812,966	$3,715,938	680,000	$	---
Issued for cash	---	---	---		---

Balance, October 31, 2002	9,812,966	3,715,938	680,000		---
Warrants expired	---	---	(680,000)		---

Balance, October 31, 2003	9,812,966	3,715,938	---		---
Private placements	3,211,999	242,456	3,211,999		116,544
Share issuance costs	---	(9,800)	---		---

Balance, October 31, 2004	13,024,965	3,948,594	3,211,999		116,544
Private placements	5,455,110	878,014	4,655,014		154,561
Warrants exercised	430,000	72,240	(430,000)		(20,640)
Shares issued for debt	3,736,324	472,309	---		---
Shares issuance costs	---	(77,652)	---		---
Warrants expired and forfeited	---	---	(859,999)		(21,440)

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014		229,025
Private placements	6,012,765	1,157,590	3,006,388		345,776
Warrants exercised	2,155,333	363,920	(2,155,333)		(85,947)
Warrants issued in software transfer	---	---	(2,000,000)		---
Warrants expired and forfeited	---	---	(983,500)		(58,274)
Share issuance costs	---	(97,337)	---		(21,070)

Balance, October 31, 2006	30,814,497	$6,717,678	8,444,569		$409,510

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9. SHARE CAPITAL (continued)
	Common Shares			Warrants
	Shares	Amount		Warrants	Amount

Balance, October 31, 2006	30,814,497	$6,717,678		8,444,569	$409,510
Private placement	3,311,299	957,552		1,655,632	201,413
Warrants exercised	3,010,403	884,171		(3,010,403)	(86,150)
Stock options exercised	377,500	78,904		---	---
Warrants expired and forfeited	---	---		(581,667)	(11,633)
Shares issued for service	300,000	249,000		---	---
Share issuance costs	---	(92,260)		---	(17,364)

Balance, October 31, 2007	37,813,699	8,795,045		6,508,131	495,776
Private placement	9,571,234	2,243,139		6,035,617	841,855
Warrants exercised	1,494,412	733,783		(1,494,412)	(129,017)
Stock options exercised	335,000	47,905		---	---
Warrants expired and forfeited	---	---		(1,358,087)	(200,550)
Warrants modified	---	(37,664)		---	37,664
Share issuance costs	---	(74,553)		---	(29,425)

Balance, October 31, 2008	49,214,345	11,707,655		9,691,249	1,016,303
Private placement	7,743,533	1,693,027		3,871,767	352,233
Stock options exercised	1,160,000	169,120		---	---
Warrants expired and forfeited	---	---		(1,655,632)	(239,077)
Share issuance costs Shares issued for services	--- 200,000	(48,848	) 71,000	--- ---	(13,584	) ---

Balance, October 31, 2009	58,317,878	13,591,954	11,907,384	1,115,875
Private placements	24,785,750	2,296,821	24,785,750	632,878
Warrants extended	---		---	162,817
Warrants expired and forfeited	---	---	2,000,000	---
Share issuance costs	---	(30,457)	---	(6,829)
Return to treasury	(84,600)	(12,548)	(42,300)	(3,524)

Balance, October 31, 2010	83,019,028	$15,845,770	34,650,834	$1,901,217

2010

On May 27, 2010, the Company closed a non‐brokered private placement of units for gross proceeds of $902,250. The Company issued 4,511,250 units at $0.20 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring May 27, 2012. Of the gross proceeds, $661,370 and $240,880 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $4,000 in finder’s fees and incurred other share issue costs of $6,067.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.         SHARE CAPITAL (continued)

2010 (continued)

On October 12, 2010, the Company closed a non-brokered private placement of units, for gross proceeds of $1,982,450. The Company issued 19,824,500 units at $0.10 per unit. Each unit consists of one common share and one warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring October 12, 2012. Of the gross proceeds, $1,600,389 and $382,061 have been allocated to common shares and warrants, respectively, using the relative fair value method. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expires February 12, 2011.  The Company paid a total of $14,500 in finder’s fees to arm’s length parties and incurred other share issue costs of $11,630.

On October 20, 2010, the Company closed a non-brokered private placement of units, which raised $45,000. The Company will issue 450,000 Units at $0.10 per unit. Each unit consists of one common share and one warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring October 12, 2012. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expires February 20, 2011. Of the gross proceeds, $35,063 and $9,937 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid $1,089 in share issue costs.

2009

On March 17, 2009, the Company closed a non‐brokered private placement of units for gross proceeds of $656,260. The Company issued 2,187,533 units at $0.30 per unit. Each unit consists of one common share and one‐half of one warrant. Each whole warrant is exercisable into one common share at a price of $0.45 during the first year following the date of closing and at $0.60 during the subsequent year, and will expire March 17, 2011. Of the gross proceeds, $512,335 and $143,925 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $44,056 in finder’s fees.

On October 15, 2009, the Company closed a non‐brokered private placement of units for gross proceeds of $1,389,000. The Company issued 5,556,000 units at $0.25 per unit. Each unit consists of one common share and one‐half of one warrant. Each whole warrant is exercisable into one common share at a price of $0.375 during the first year following the date of closing and at $0.50 during the subsequent year, and will expire October 15, 2011. Of the gross proceeds, $1,180,692 and $208,308 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $18,376 in finder’s fees.

During 2009, a total of 1,160,000 options were exercised.

In April 2009, the Company granted 200,000 shares for service to consultants of the Company.  The fair value of the shares was determined on the date of issue to be $0.355 per share.  As a result, the Company has recorded the cost of the shares at $71,000 and a consulting fee expense of $71,000.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.         SHARE CAPITAL (continued)

2009 (continued)

Pursuant to disinterested shareholder approval on October 2, 2009, the Software Transfer Agreements were further amended and the TSX Venture Exchange approved such amendments on November 10, 2009.

According to the amended terms of the Software Transfer Agreements, commencing June 1, 2008, an aggregate of 4,500,000 shares and 2,000,000 performance warrants would be issued based on gross revenues from TickAnalyst as follows:

If, between June 1, 2009 and May 31, 2010, Titan achieves cumulative gross revenue of at least $400,000, then 1,500,000 shares would be released after September 30, 2009. If, in the same period, Titan achieves cumulative gross revenue of at least $800,000, an additional 1,500,000 shares would be released after January 31, 2010. If, in the same period, Titan achieves cumulative gross revenue of at least $1,200,000, an additional 1,500,000 shares would be released after May 31, 2010 and 1,000,000 performance warrants at $0.50 would be exercisable for the six-month period June 1, 2010 to November 30, 2010. If, between June 1, 2010 and May 31, 2011, Titan achieves cumulative gross revenue of at least $1,800,000, an additional 1,000,000 performance warrants at $1.00 would be exercisable for the six-month period of June 1, 2011 to November 30, 2011.

During the year ended October 31, 2010, the gross revenue milestones were not achieved and therefore, no common shares are issuable and the performance warrants have been forfeited.  The Company is currently reviewing possible avenues for restructuring of the Software Transfer Agreements.

In connection with the Software Transfer Agreements, the Company entered into consulting agreements with each of Cignal and Mr. Gossland, whereby they provided consulting services to the Company until October 31, 2008.  Both Mr. Gossland and Mr. Carrozza continue to provide services to the Company on a month to month basis. The Company is currently making formal service contract arrangements with both Mr. Gossland and Mr. Carrozza.

The fair value of the common shares and warrants and the change in fair value as a result of the modification to the terms of the warrants has not been reflected in the financial statements, as the issuance of the shares and warrants are subject to performance conditions that have not been met.

Escrowed Shares

As at October 31, 2010, there were no common shares held in escrow.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.         SHARE CAPITAL (continued)

Stock Options

Under the Company’s stock option plan, options to purchase common shares of the Company may be granted to directors, officers, employees and consultants of the Company.  These options entitle the holder to purchase one common share at a subscription price that shall not be less than that which may be acceptable to any stock exchange on which the Company’s shares are traded.  The number of common shares reserved for issuance, within a one-year period, to any one optionee shall not exceed 5% of the outstanding common shares.  The maximum number of common shares reserved for issuance at any time may not exceed 20% of the number of outstanding common shares.  The Board of Directors determine the time during which options shall vest and the method of vesting, provided that the options shall not vest on more favourable terms than one-third of the total number of options granted on the date of grant and on each of the 12-month and 18-month anniversaries of the date of grant.  Options expire no later than the tenth anniversary of the date of grant or as determinined by the Committee.  All rights to purchase shares pursuant to the plan terminate:  (i) if the Optionee shall no longer be a director or officer of, be in the employ of, or be providing ongoing management or consulting services to the Company at a certain date (the “Cessation Date”) the Option shall terminate on the earlier of the expiry date of the Option and a reasonable period (the “Cancellation Period”) following the Cessation Date where the Cancellation Period shall be at the discretion of the Committee on a case-by-case basis optionee ceasing to be a director, officer, employee or consultant; or (ii) within 12 months after the death of an optionee, unless exercised within that period.

During the year ended October 31, 2010, the Company issued the following stock options to directors, officers and consultants of the Company:

Date	# Stock Options	Exercise Price	Expiry Date
November 13, 2009	1,300,000	$0.25	November 13, 2014
November 25, 2009	25,000	$0.27	November 25, 2014
March 3, 2010	1,405,000	$0.17	March 3, 2015
May 28, 2010	1,350,000	$0.17	May 28, 2015
October 15, 2010	50,000	$0.10	October 15, 2015

The stock-based compensation relates to compensation for services as follows:

	2010	2009

Research and development	$142,626	$277,890
General and administrative	480,924	530,041
	$623,550	$807,931

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.         SHARE CAPITAL (continued)

Stock Options (continued)

The following table summarizes the activity of stock options as follows:

Year	2010		2009
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	9,130,593	$ 0.33	7,810,593	$ 0.29
Granted Exercised Forfeited or expired	4,130,000 --- (1,870,593)	$ 0.19 $ 0.27	3,165,000 (1,160,000) (685,000)	$ 0.34 $ 0.10 $ 0.41
Outstanding at end of year	11,390,000	$ 0.29	9,130,593	$ 0.33
Exercisable at end of year	8,620,004	$ 0.32	6,917,252	$ 0.33

The following table summarizes information on stock options outstanding and exercisable at   October 31, 2010

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
0.315	360,000	360,000	0.6
0.30	1,560,000	1,560,000	1.2
0.69	200,000	200,000	1.7
0.50	50,000	50,000	1.8
0.37	1,085,000	1,085,000	2.2
0.50	190,000	190,000	2.3
0.34	50,000	50,000	2.6
0.335	150,000	150,000	2.7
0.30	900,000	900,000	2.8
0.36	510,000	510,000	2.8
0.36	350,000	350,000	3.0
0.305	50,000	50,000	3.2
0.33	1,205,000	1,205,000	3.3
0.355	600,000	600,000	3.5
0.25	1,300,000	433,334	4.0
0.27	25,000	8,334	4.1
0.17	1,405,000	468,336	4.3
0.17	1,350,000	450,000	4.6
0.10	50,000	---	5.0
	11,390,000	8,620,004	3.1

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.         SHARE CAPITAL (continued)

Stock Options (continued)

The Company uses the Black-Scholes option pricing model to value the options and warrants included in the units of the private placements at each grant date under the following weighted-average assumptions:

	Options		Warrants
	2010	2009	2010	2009
Weighted-average grant date fair value per share option or warrant	0.19	0.25	0.03	0.09
Expected dividend rate	0%	0%	0%	0%
Expected volatility	116%	120%	94%	99%
Risk-free interest rate	2.55%	2.36%	1.42%	1.49%
Expected life of options or warrants in years	5 yrs.	5 yrs.	2 yrs.	2 yrs.

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Warrants

The following table summarizes information on warrants outstanding at October 31, 2010:
Exercise Price	Number Outstanding	Expiry Date
$0.60 $0.35 $0.40 $0.40 $0.60 $0.50 $0.30 $0.30 $0.30	1,518,117 1,000,000 1,017,500 2,500,000 1,051,467 2,778,000 4,511,250 19,824,500 450,000	December 7, 2010 March 6, 2011 July 29, 2012 August 19, 2012 March 17, 2011 October 15, 2011 May 27, 2012 October 12, 2012 October 20, 2012	(*) (*) (*) (*)
34,650,834

(*)During the year, the company extended the expiry date of warrants.  The extension resulted in an additional fair value of $162,817 and it is recorded as increase to warrants and an increase in deficit.

Contributed Surplus

	2010	2009
Balance, beginning of year	$2,276,357	$1,279,169
Stock compensation expense	623,550	807,931
Expired and forfeited warrants	---	239,077
Exercise of stock options	---	(49,820)
Balance, end of year	$2,899,907	$2,276,357

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

10.         FUTURE INCOME TAXES

  Income tax expense differs from the amounts computed by applying the statuary income tax rates  to loss before income taxes.  The differences are as follows:

	2010		2009		2008
Computed tax recovery		$(838,498)		$(1,026,160)		$(914,798)
Foreign rate differential		(56,806)		(20,106)		(35,139)
Non-deductible expenses		186,251		61,260		206,294
Other temporary differences		31,470		(28,157)		(25,083)
Unrecognized losses		677,583		1,013,163		768,726
	$	---	$	---	$	---

The tax effect of significant temporary differences is as follows:

	2010		2009		2008
Operating loss carry-forwards		$3,990,920		$3,595,119		$2,819,387
Other temporary differences		210,281		98,064		87,947
Future income tax assets before valuation allowance		4,201,201		3,693,183		2,907,334
Valuation allowance		(4,201,201)		(3,693,183)		(2,907,334)
Future income tax assets	$	---	$	---	$	---

The Company has determined that realization is not more likely than not and, therefore, a full valuation allowance against the future income tax assets has been recorded.

The losses expire as follows:

	Loss carry-forwards in the United States		Loss carry-forwards in Canada	Total

2014	$	---	$458,893	$458,893
2015		---	1,362,971	1,362,971
2026		173,617	3,335,533	3,509,150
2027		318,554	2,028,924	2,347,478
2028		668,114	1,798,540	2,466,654
2029		335,681	3,112,072	3,447,753
2030		831,308	1,443,651	2,274,959
Total		$2,327,274	$13,540,584	$15,867,858

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

11.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

	2010	2009		2008
Management and consulting fees	$382,241		$94,500		$184,500
Research and development	$120,000		$237,574		$258,182
Finders fees	$10,000	$	---	$	---

Management and consulting fees are paid to directors and officers of the Company and are reflected in general and administrative expenses.

Research and development fees are paid to directors and companies controlled by directors.

Included in accounts payable and accrued liabilities is $26,614 (2009 - $27,548) payable to directors of the Company and companies controlled by directors.

The related party transactions are in the normal course of operations and are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.         COMMITMENTS

The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:
Year	Total

2011 2012	$ 78,768 65,640
$ 144,408

13.          FINANCIAL INSTRUMENTS

Financial Risk Management

The Company has classified its financial instruments as follows:

▪	Cash, short-term investment and restricted cash are classified as held-for-trading.

▪	Accounts payable, loans and advances, and convertible debentures are classified as other financial liabilities.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

13.          FINANCIAL INSTRUMENTS (continued)

Financial Risk Management (continued)

The Company’s activities are exposed to a variety of financial risks: credit risk, foreign currency risk, interest rate risk, financial market risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial and economic markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by financial management in conjunction with overall corporate governance.  The Company’s exposure to and management of credit risk, market risk and liquidity risk related to financial instruments below have not changed for the 2010 fiscal year.

(a)	Fair Value

The Company's financial instruments consist of cash, short-term investment,  restricted cash, accounts payable, loans and advances, and convertible debentures.  The fair values of cash, short-term investment and accounts payable approximate their carrying values due to their short-term nature, unless otherwise noted.  Other receivables consist of taxes receivable from a government agency and is not a financial instrument.  The fair value of loans and advances cannot be reliably determined, as there is no market for loans that are non-interest-bearing and have no terms of repayment.

(b)	Credit Risk

The Company is exposed to credit risk in its cash, short-term investment and restricted cash.  The maximum exposure of the credit risk is the full carrying value of the financial instrument.  The Company minimizes the credit risk of cash, short-term investment and restricted cash by only dealing with credit-worthy financial institutions.

The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2010	2009
Cash	$209,736	$83,162
Short-term investment	60,000	90,000
Restricted cash	---	2,520
	$269,736	$175,682

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

13.         FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk

(i)	Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States.  A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a material effect on the Company’s results of operations, financial position or cash flows.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.  As at October 31, 2010, the Company is exposed to currency risk through its cash denominated in US dollars.  As at October 31, 2010, US denominated cash amounted to US$65,007.  Based on the balances at October 31, 2010, net loss will increase or decrease approximately $650 given a 1% increase or decrease, respectively, in the foreign exchange rate.

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  It is management’s opinion the Company is not exposed to any significant interest rate risk.

(iii)	Financial Market Risk

The Company’s exposure to financial market risk is limited since there are no significant financial instruments, including hedges on currencies or commodities, which will fluctuate as a result of changes in market prices.

(d)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments, as they become due.  In order to manage this risk, the Company forecasts its requirements to determine whether sufficient funds will be available.  The Company expects to generate sufficient cash through the issuance of shares or related party loans.  As at October 31, 2010, the Company had accounts payable of $101,291 (2009 - $114,541) and loans and advances payable of $2,111 (2009 - $296,096), which are due for payment in the short-term (0 – 3 months).  The convertible debentures and the interest payments totaling $358,680 are due within two years.

14.         SEGMENTED INFORMATION

Substantially all of the Company’s property and equipment is located in Canada.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

15.	ACCRUED LIABILITIES

The Company’s accrued liabilities include the following amounts:

	2010	2009
Due to employees	$12,699	$	---
Due to taxation authorities	8,606		1,312
Others	57,248		66,000
	$78,553		$67,312

16.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to pursue research and development of its software and meet its ongoing operating expenditures while at the same time providing adequate capital to fund the Company’s growth, without unwarranted dilution of the current shareholders.

The Company defines its capital as its loans and advances and the components of shareholders’ equity.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it for changes in economic conditions and the risk characteristics of its underlying assets since inception, the Company has financed its liquidity needs through private placements.

In order to maximize ongoing research and development of its software, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry out its research and development of the software.

The Company is not subject to any externally imposed capital requirements.  There have been no changes to capital management by the Company during the year.

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP.  There are no material variations between the financial position of the Company and the results of its operations and cash flows under Canadian GAAP and United States generally accepted accounting principles (“US GAAP”), except as follows:

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Technology Rights

Under US GAAP, transactions with related parties are measured at the exchange amount, which is the amount of consideration agreed upon by the transacting parties.  For the acquisition of technology rights, the exchange amount was $600,000.  For Canadian GAAP purposes, transactions with related parties not in the normal course of business where the amount of the exchange is not supported by independent evidence is measured at the carrying value to the related party, which is $398,000, with any discrepancy recorded as a charge to deficit.

Convertible Debentures

Under US GAAP, convertible debt instruments are classified as debt until converted to equity.  The conversion feature of convertible debentures is recognized separately only if the effective conversion rate is less than the market price of the common stock at the commitment date.  Under Canadian GAAP, the convertible debentures are bifurcated into a debt component and an equity component.  The effect of recording the convertible debentures as debt would be to reduce accretion expense by $1,073.

Research and Development

Under US GAAP, all costs incurred to establish technological feasibility of software are expensed as incurred.  Costs subsequent to establishing technological feasibility are capitalized until the software is available for release to general customers.  Under Canadian GAAP, development costs that meet generally accepted criteria for deferral, which includes achieving technological feasibility, are capitalized and amortized.  The Company has not met the criteria of establishing technological feasibility under both Canadian and US GAAP and has not capitalized any development costs.

Stock-based Compensation

Under US GAAP, the measurement date for stock-based compensation to non-employees for goods or services rendered should be the earlier of the date on which the recipient completes performance or the date on which a performance commitment is reached.  For measurement purposes, Canadian GAAP specifies the same two conditions under US GAAP described above and also lists a third condition, namely, the date at which the equity instruments are granted if they are fully vested and non-forfeitable at that date.  In fiscal 2009 stock-based compensation recorded for 200,000 common shares issued to consultants for their services would be lower for US GAAP purposes by $19,000.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The impact of these differences is as follows:

Consolidated Statements of Operations and Comprehensive Loss

	Years Ended October 31
	2010	2009	2008

Net loss and comprehensive loss for the year – Canadian GAAP	$(2,977,117)	$(3,528,749)	$(3,075,985)
Stock compensation expense	-	19,000	-
Accretion interest	1,073	-	-
Net loss and comprehensive loss for the year – US GAAP	$(2,976,044)	$(3,509,749)	$(3,075,985)

Loss per share – Basic and diluted, Canadian GAAP	$(0.05)	$(0.07)	$(0.07)
Loss per share – Basic and diluted, US GAAP	$(0.05)	$(0.07)	$(0.07)
Weighted average number of common shares outstanding	61,292,998	51,951,767	44,032,360

Consolidated Statements of Cash Flows
	Years Ended October 31

	2010	2009	2008

Cash used in operating activities – Canadian & US GAAP	$(2,170,527)	$(2,445,485)	$(2,622,523)
Cash provided by (used in) investing activities – Canadian & US GAAP	(567,480)	353,854	(853,245)
Cash provided by financing activities – Canadian & US GAAP	2,867,050	1,879,199	3,751,118
Effect of foreign exchange on cash	(2,469)	(39,360)	40,940
(Decrease) increase in cash during the year	126,574	(251,792)	316,290
Cash, beginning of year	83,162	334,954	18,664
Cash, end of year – US GAAP	$209,736	$83,162	$334,954

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Consolidated Balance Sheets

	October 31, 2010	October 31, 2009
Total assets – Canadian GAAP	$1,165,093	$869,397
Technology rights – exchange amount	202,000	-
Total assets – US GAAP	$1,367,093	$869,397

Total liabilities – Canadian GAAP	$550,165	$577,501
Convertible debentures – accretion interest	(1,073)	-
Convertible debentures – equity component	11,564	-
Total liabilities – US GAAP	560,656	577,501

Share capital – Canadian GAAP	15,845,770	13,591,954
Shares issued to consultants	(19,000)	(19,000)
Share capital – US GAAP	15,826,770	13,572,954
Warrants – Canadian and US GAAP	1,901,217	1,115,875
Contributed surplus – Canadian and US GAAP	2,899,907	2,276,357
Convertible debentures – equity component, Canadian GAAP	11,564	-
Convertible debentures – equity component	(11,564)	-
Convertible debentures equity component – US GAAP	-	-

Deficit accumulated in the development stage – Canadian GAAP	(16,888,418)	(13,537,178)
Stock compensation expense – shares issued to consultants	19,000	19,000
Accretion interest	1,073	-
Technology rights	202,000	-
Deficit accumulated in the development stage – US GAAP	(16,666,345)	(13,518,178)
Deficit – Canadian and US GAAP	(3,155,112)	(3,155,112)
Total shareholders' equity – Canadian GAAP	614,928	291,896
Total shareholders' equity – US GAAP	806,437	291,896

Total liabilities and shareholders' equity – Canadian GAAP	1,165,093	869,397
Total liabilities and shareholders' equity – US GAAP	$1,367,093	$869,397

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Impact of Recently Adopted Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. ASU 2009-15 amends the accounting and reporting guidance for debt (and certain preferred stock) with specific conversion features or other options. ASU 2009-15 was effective January 1, 2010.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controller through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 was effective January 1, 2010.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010; early adoption is permitted.

The adoption of the above standards did not have a significant effect on the Company’s consolidated financial statements.

New Accounting Standards

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements – A Consensus of the FASB Emerging Issues Task Force.” This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

New Accounting Standards (continued)

In October 2009, the FASB issued ASU 2009-14, Software (Topic 985) - Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 changes the accounting model for revenue arrangements that involve a combination of tangible products and software. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue recognition guidance in ASC 985. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted.

The adoption of the above standards is not expected not have a significant impact on the Company’s consolidated financial statements.

18.	COMPARATIVE FIGURES

Certain of the figures for the 2009 fiscal year have been reclassified to conform to the current year’s presentation.

19.	SUBSEQUENT EVENTS

On November 3, 2010, the Company granted 1,930,000 stock options to a director and officer of the Company.  The options have an exercise price of $0.11 with a vesting term over an eighteen-month period and a five-year term to expiry.

On November 24, 2010, the Company grante 3,770,000 stock options, in the aggregate, to officers and consultants of the Company. The options have an exercise price of $0.14, with vesting over an eighteen-month period and a five-year term to expiry.

On December 3, 2010, the Company completed a non-brokered private placement of units, which raised $1,022,125.  The private placement consisted of 10,221,250 units at $0.10 for total proceeds of $1,022,125.  Each unit consists of one common share and one-half of one warrant.  Each whole share purchase warrant is exercisable into one common share at a price of $0.30 during the two-year period following the date of the closing and will expire December 3, 2012.  The Company paid a total of $88,250 in finder’s fees to arm’s length parties. The units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expires April 4, 2011.

On December 22, 2010, the Company granted 200,000 stock options, in the aggregate, to a consultant of the Company. The options have an exercise price of $0.13, with vesting over an eighteen-month period and a five-year term to expiry.